

MCAP LLC

Statement of Financial Condition

December 31, 2023

.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67217

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCAP LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 Broadway, 28th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory V. Mullen	**(212) 607-8183**	gmullen@mcapmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Inc.

(Name – if individual, state last, first, and middle name)

200 Banks Road, Suite 21	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/10		5036	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gregory V. Mullen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __MCAP LLC_____, as of __12/31_____, 2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Gregory V. Mullen*

KIMBERLY J GALLAWAY-PEVERLEY
Notary Public
State of New Jersey
My Commission Expires May 20, 2026
I.D.# 2408725

Title: Chief Financial Officer

3/23/24

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of **MCAP LLC:**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **MCAP LLC** as of December 31, 2023 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **MCAP LLC** as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **MCAP LLC's** management. Our responsibility is to express an opinion on **MCAP LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **MCAP LLC.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **MCAP, LLC's** auditor since 2022.
Margate, Florida
April 12, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

MCAP LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and Equivalents (including $1,500,000 restricted Security Deposits)	$ 15,438,668
Due from Clearing Organization	124,559
Securities Sold Not Yet Settled	8,868,840
Securities Owned and Other Marketable Instruments, at Fair Value	1,446,000,229
Right of Use Asset	3,438,512
Prepaid Expenses and Other Current Assets	549,315
Fixed Assets (net of Accumulated Depreciation of $459,314)	387,498
Total Assets	$ 1,474,807,621

Liabilities and Member's Equity

Liabilities:	
Securities Sold Short, at Fair Value	$ 1,109,528,099
Securities Purchased Not Yet Settled	322,496,251
Accounts Payable, Accrued Liabilities and Other Liabilities	13,134,269
Lease Liability	3,621,159
Total Liabilities	1,448,779,778
Member's Equity	26,027,843
Total Liabilities and Member's Equity	$ 1,474,807,621

See accompanying notes to this financial statement

MCAP LLC
Notes to the Statement of Financial Condition
December 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MCAP LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of MCAP Technologies LLC ("MTEC"). The Company specializes in electronic securities market making and the development of financial technology software utilized for electronic market making, securities execution platforms and customer trading activities.

MCAP LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying statement of financial condition has been prepared in conformity with U.S. GAAP, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Cash and Cash Equivalents:

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. Included in Cash and Cash Equivalents are required minimum security deposits held at Clearing Firms. Such restricted deposit balances are $1,500,000.

Fixed Assets:

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease. The Company recorded depreciation and amortization expense of $134,796 in 2023. Property and Equipment at December 31, 2023 consist of the following:

Machinery and Equipment	$ 393,414
Furniture and Fixtures	273,155
Leasehold Improvements	180,243
Total Cost	846,812
Less: accumulated depreciation and amortization	(459,314)
Fixed Assets, Net	$ 387,498

See report of independent registered public accounting firm

Revenue Recognition:
The Company accounts for Revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Principal Transactions on Securities Owned
Proprietary trading securities transactions entered into on behalf of the Company are recorded on the trade date, as if they had settled, in conformity with ASC Topic 940.

Interest and Dividend Income
Interest income is comprised of fixed income coupon interest associated with long security positions, and interest income associated with Reverse Repos. Dividend income is associated with long equity positions. All Interest and Dividend Income are recorded on a Settlement Date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net, respective of each clearing firm, on the statement of financial condition. Securities are recorded at fair value in accordance with ASC Topic 820, Fair Value Measurement.

Fee Income and Other
Fee income includes fees earned from providing commercial customers with corporate finance advisory services. Fees are recognized when the services have been performed. The company recorded $20,000 of such revenue in 2023. Other income is related to Rebates from Alternative Trading Systems ("ATS") associated with Quote Access Payments ("QAP"). The Company receives these rebates in those months in which it was a net *Provider* of liquidity to the system. These fees are recorded on a trade date basis in conformity with ASC Topic 940. The Company recorded $66,589 of such revenue in 2023.

Leases:
The Company accounts for Operating Leases in accordance with FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the

income statement. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. (See Note 6).

Income Taxes:

The Company is a single-member LLC, and thus, is treated as a disregarded entity for tax purposes. Its operations are taxed at the parent company level. The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax provisions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned, and securities sold short, as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Equity	$ 20,443,105	$ -	$ -	$ 20,443,105
Government and Agency	1,346,193,047	-	-	1,346,193,047
Mortgage-backed	-	67,241,043	-	67,241,043
Corporate	-	-	472	472
Certificates of Deposit	-	12,037,094	-	12,037,094
Foreign Sovereign Debt	85,468	-	-	85,468
Total	$1,366,721,620	$ 79,278,137	$ 472	$ 1,446,000,229
Securities sold short at Fair Value				
Equity	$ 21,153,383	$ -	$ -	$ 21,153,383
Government and Agency	1,026,350,577	-	-	1,026,350,577
Mortgage-backed	-	61,978,138	-	61,978,138
Certificates of Deposit	-	46,001	-	46,001
Total	$ 1,047,503,960	$62,024,139	$ -	$ 1,109,528,099

There have been no material changes or movements in the levels during 2023.

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION
The clearing and depository operations for counterparties' securities transactions are provided by three clearing firms pursuant to fully disclosed clearing agreements with BofA Securities Inc. ("BofA", formerly Merrill Lynch Broadcort), Industrial and Commercial Bank of China Financial Services LLC ("ICBC"), and Mirae Asset Securities (USA), Inc. ("Mirae"). In 2021 the Company entered into an Institutional Customer agreement with Interactive Brokers LLC, and in February 2022 the Company opened a customer account with ED&F Man. In November 2022 ED&F Man was acquired by Marex Group plc. with the name of new entity now called Marex Capital Markets, Inc.

The Company has agreed to indemnify its clearing firms for losses that the clearing firms may sustain from counterparty accounts introduced by the Company. At December 31, 2023, there were no losses sustained in these counterparty accounts. All activity is

See report of independent registered public accounting firm

conducted on a DVP (Delivery vs. Payment) basis and, as such, no securities were owned by such counterparties at the Company's clearing firms. There is no impairment associated with the following receivables:

Deposits at clearing organizations (included in Cash)	$ 1,500,000
Due from Clearing Organization	124,559
Securities Sold Not Yet Settled	8,868,840
	$ 10,493,399

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2023, the Company had net capital of $20,794,107 which was $19,794,107 in excess of its required net capital of $1,000,000 and an Aggregate Indebtedness to Net Capital ratio of 0.64 to 1.0.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market-making positions and due from clearing organization. The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. At December 31, 2023, the Company had cash balances totaling $1,026,826 at JP Morgan Chase Bank, which is $776,826 in excess of the Federally insured limit. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet. The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event counterparties are unable to fulfill contractual obligations. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position, and credit exposure reporting and control

See report of independent registered public accounting firm

7

procedures.   In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counterparties with which it conducts business.   The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – LEASES

The Company maintains offices located in New York, NY, Pleasantville, NY, and Orlando, FL. The New York lease terminates in January 2024 with two, one-year rights of extension out to January 2025, and January 2026. The Pleasantville lease terminates in December 2023, and during 2023 has agreed to amend the terms and extend the maturity to December 31, 2025. In accordance with ASC Topic 842, the Company has elected to use a discount rate representing the average rate of its margin loan rates among its clearing firms, in the calculation of the present value of the remaining operating lease payments. The weighted average rate in effect for 2023 is 4.79%. The Company contracted for additional space in April 2021 for its Orlando office, which was effective January 1, 2022. The final maturity of the combined space will be July 31, 2032.

Lease Liability	$ 3,621,159
Accrued Rent	(182,647)
Right-of-Use Asset	3,438,512

The future minimum rental payments on the contracted leases is as follows:

Years ending December 31,

2024	$ 401,590
2025	396,309
2026	408,229
2027	420,502
2028	433,129
Thereafter	1,743,757
Total Undiscounted Lease payments	3,803,516
Less: Present Value discount	(182,357)
Total	$ 3,621,159

Rent expense for year ending December 31, 2023, was $765,847.

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a large and diverse group of counterparties and customers account for the majority of the Company's revenues in multiple product lines. These product lines include securities trading, market making, and execution services. The loss of, or a significant reduction in demand for, the Company's services from any one of these counterparties or customers would not have a material adverse effect on the Company.

NOTE 8 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. In addition, the Company is claiming exemption pursuant to SEC Footnote 74 regarding its Proprietary Trading, as well as referral of securities transactions to other broker dealers.

MCAP LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company claimed exemption from 17 C.F.R. 240.15c3-3 under the (k)(2)(ii) provision regarding its execution on behalf of customers trading regarding introduced accounts with our clearing firms.

The Company is also filing this Exemption Report relying on Footnote 74 regarding its proprietary trading, as well as referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company from time to time grants forgivable loans to certain key employees. These loans have maturities of up to 5 years and are amortized monthly. At December 31, 2023, there were no outstanding loans.

In January 2021, the Company entered into a Master Services Agreement with affiliated company MCAP Technologies LLC ("MTEC"). MTEC became a subsidiary of MCAP Inc. on November 10, 2021 and provides essential technology services, IT support and application software services. Fees include platform access charges, application software services and transaction fees. The agreement has no fixed maturity, and can be terminated by either party, with notice. The Company recorded an expense of $6,348,058 in 2023 regarding such services, and on December 31, 2023, has a payable balance of $613,038 to MTEC.

NOTE 10 – CLEARING FIRM MIGRATION

On November 9, 2023, the Company moved its U.S. Treasury securities Clearing activity from ICBC to Mirae Asset Securities (USA) Inc.

See report of independent registered public accounting firm

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through April 12, 2024, the date the financial statements were issued, and has determined that there have been no material subsequent events that occurred during such period that would require disclosure in these financial statements or would be required to be recognized in the financial statements as of December 31, 2023.